

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2018

David S. Graziosi
President and Chief Financial Officer
Allison Transmission Holdings Inc
One Allison Way
Indianapolis, IN 46222

> **Re: Allison Transmission Holdings Inc**
> **Form 8-K Furnished February 14, 2018**
> **File No. 001-35456**

Dear Mr. Graziosi:

　　We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished February 14, 2018

Exhibit 99.1
2018 Guidance, page 3

1.　　You provide outlook guidance for the non-GAAP measures "Adjusted EBITDA Margin" and "Adjusted Free Cash Flow" here and in Exhibit 99.2. Please present the comparable GAAP guidance with equal or greater prominence wherever presented and required reconciliation pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and instruction 2 to Item 2.02 of Form 8-K. Also refer to the next to last bullet in Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP Financial Measures" ("C&DI") for guidance.

Reconciliation of GAAP to Non-GAAP Financial Measures , page 8

2.　　We note you present Adjusted EBITDA Margin here and in Exhibit 99.2 without presenting the comparable GAAP margin. Please present the comparable GAAP margin with equal or great prominence.

Exhibit 99.2
Q4 2017 Performance Summary, page 5

3.   In your "Q4 2017 Performance Summary" you highlight your non-GAAP measure of "Adjusted Free Cash Flow." Also, we note on page 13 you present "Adjusted Free Cash Flow (% to Net Sales)" without presenting the comparable GAAP measure.   Please present the comparable GAAP measures with equal or greater prominence.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure